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                              June 9, 2021

       Gregory A. Beard
       Chief Executive Officer
       Stronghold Digital Mining, Inc.
       228 Park Ave S
       New York, NY 10003

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 10,
2021
                                                            CIK: 0001856028

       Dear Mr. Beard:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise to disclose that you intend to contribute the net proceeds from this offering to Stronghold Digital
Mining Holdings LLC in exchange for units of the LLC.
       Prospectus Summary, page 1

   2. Please revise your discussion of the Tax Receivable Agreement in the Summary and
                                                        throughout the
prospectus to quantify the likely tax benefits to be realized and paid to the
                                                        Continuing LLC Owners.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory     A. Beard
            Digital Mining, Inc.
Comapany
June 9, 2021NameStronghold Digital Mining, Inc.
June 9,
Page 2 2021 Page 2
FirstName LastName
Low-Cost Power Generation, page 5

3. We note that your graphic provides estimated power costs for other crypto mining companies. Please revise to provide the source of information presented in the table and to balance your disclosure with a discussion of the limitations in accurately estimating the power cost for private companies. Finally, clarify whether the comparison of your net cost of power is equivalent to and includes the same inputs as the cost of power identified for comparable crypto asset mining companies.
Mining Operations, page 6

4. We note that you have entered into a definitive agreement with suppliers for a substantial number of mining machines. Please revise to identify your principal suppliers, the material terms any agreements including termination provisions and any minimum delivery requirements. File the agreements as exhibits. Refer to Items 101(h)(4) and
         601(b)(10)(ii)(B) of Regulation S-K. In addition, disclose whether the ASIC miners have already been manufactured or if the current supply side constraints might impact the ability of your suppliers to fulfill the agreement and whether the miners you are acquiring will be pre-owned or newly manufactured.
5. We note that several of your risk factors reference Ethereum mining. To the extent you intend to engage in the mining of Ethereum, or any other proof-of-work crypto asset, please provide disclosure to indicate which other assets you intend to mine. If you do not intend to mine any crypto assets other than Bitcoin, please tell us why you have included references to Ethereum.
6. Please provide a concise summary and table of the use of proceeds in this transaction, including payments expected to be made to related parties or affiliates of the company.
         As part of your disclosure, clearly highlight the economic and voting rights that will be held by public investors post-offering.
7. Please expand your disclosure to explain the business or strategic rationale for why the
         Company selected an Up-C structure, including any material ways in which the structure benefits the company, or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section.
8. Please revise to clarify whether the company intends to acquire other cryptocurrencies besides Bitcoin, such as through participation in Initial Coin Offerings, or through exchanging Bitcoin for other crypto assets.
9. You disclose that you anticipate being able to generate power for approximately $19 per megawatt hour and $2,500 in power cost per Bitcoin mined. Please revise to clarify that this estimated cost to generate power includes the renewable energy credit and tax credits and to provide balancing disclosure to quantify the cost to generate power if such incentives were to be discontinued.
 Gregory A. Beard
Stronghold Digital Mining, Inc.
June 9, 2021
Page 3
10. We note your disclosure regarding the number of ASIC miners you currently have in operation and the number you intend to procure. Please revise to provide a discussion regarding the model(s) of ASIC miners you employ and the average efficiency, as well as whether you have any third party services providing support for your mining operations.
Risk Factors, page 23

11. Please provide risk factor disclosure regarding the limitations of and competition in microchip manufacturing, including any issues regarding shortage in supply.
12. Please expand your risk factor disclosure to discuss the impact the dual class structure will have on the ability of Class V holders to control matters requiring a shareholder approval, such as the election of directors and amendments to organizational documents, as well as approval of major corporate transactions.
Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 69

13. Please give pro forma balance sheet effect to the Tax Receivable Agreement. To the extent such adjustments will vary due to the uncertainty of future factors, please describe in a footnote to the pro forma financials this circumstance and the range of possible results. Also, please include a comprehensive discussion of the Tax Receivable
         Agreement in the introduction to the pro forma financial statements including any deferred tax asset and related liabilities that will be recognized assuming all the unit holders exchange their LLC units.
14. We note that the Stronghold Unit Holders have the right to cause Stronghold LLC to acquire all or a portion of their Stronghold LLC Units for shares of Class A common stock or cash as determined pursuant to the terms of the Stronghold LLC Agreement. Please tell us how you considered ASC 480-10- S99-3 in determining that the Stronghold LLC
         Units should be presented as pro forma permanent equity. Please ensure that your response addresses who makes the decision to redeem in cash rather than Class A shares and how you determined that redemption is within control of the Company.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Components of our Results of Operations, page 72

15. We note that you began mining crypto assets in 2020 and that revenue from generation and capacity decreased substantially in 2020. Please revise to provide a discussion of any known trends or uncertainties regarding your crypto asset mining results and energy
FirstName LastNameGregory A. Beard
       generation. As part of your discussion, please tell us whether there are any key
Comapany   NameStronghold
       performance            Digital Mining,
                     metrics management   usesInc.
                                               in evaluating its business
related crypto asset
June 9,mining  or power
        2021 Page  3    generation. Refer to Item 303 of Regulation S-K.
FirstName LastName
 Gregory A. Beard
FirstName
StrongholdLastNameGregory     A. Beard
            Digital Mining, Inc.
Comapany
June 9, 2021NameStronghold Digital Mining, Inc.
June 9,
Page 4 2021 Page 4
FirstName LastName
Results of Operations, page 75

16. We note your disclosure on page F-15 that you have two operating segments, which are, apparently, reportable segments. Accordingly, to add more context to your operating results discussion, please revise to also incorporate a discussion of your segment results, including associated costs of segment revenues and segment profit or loss measures. Refer to Item 303(a) of Regulation S-K and SEC Release
No. 33-6835.
17. For all periods presented, please revise to further discuss and separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to Energy Generation revenues, for example, please provide a more detailed discussion how low "Local Marginal Pricing" for your area negatively impacted electricity production at your generation facility. In regard to
         Cryptocurrency Mining revenues, please clarify and quantify the purchase of "additional miners." Refer to Item 303(a)(3)(iii) of Regulation S-K.
Liquidity and Capital Resources
Contractual Obligations, page 80

18. Please revise and add a note to the table to disclose that you may be required to make payments under the Tax Receivable Agreement that may be significant and are not reflected in the table. See Release No. 33-8182, Section III.D.
Tax Receivable Agreement, page 81

19. Please revise to include estimated annual payments and how you intend to fund the required payments under the agreement. Also, revise to clarify the reasonably likely impact on your liquidity from any known trends, events or uncertainties related to the Tax
         Receivable Agreement payments. Refer to Sections III.B.3 and IV of SEC Release 33-
         8350.
20. Please expand your disclosure to quantify the present value of the anticipated future payments to be made under the Tax Receivable Agreement.
Business, page 82

21. Please disclose whether you have a policy in place regarding when and how you will exchange Bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit, and provide a discussion of the fees incurred in converting Bitcoin to fiat currency. Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory     A. Beard
            Digital Mining, Inc.
Comapany
June 9, 2021NameStronghold Digital Mining, Inc.
June 9,
Page 5 2021 Page 5
FirstName LastName
Certain Relationships and Related Party Transactions, page 107

22. Your financial statements indicate that you have outstanding related party notes. Please revise this section to provide a discussion of the notes, including the identity of the note holders, the nature of the relationship with the related party, and the material terms of the agreement. Refer to Item 404(a) of Regulation S-K.
Principal Stockholders, page 113

23. Please disclose the natural person(s) possessing investment and/or voting power over the shares held by Q Power, LLC. Refer to Item 403 of Regulation S-K. Combined Financial Statements
Note 2. Significant Accounting Policies
Basis of Presentation, page F-7

24. Please disclose, if true, that Scrubgrass Generating Co., LP and Stronghold Digital
         Mining, LLC were under common control for all presented periods. Cryptocurrencies, page F-8

25. In your roll-forward table, please revise to separately disclose each material crypto asset held and its value as of each period end presented, or clarify that Bitcoin is the only crypto asset you hold.
Revenue Recognition, page F-11

26. We note your power-generating reclamation facility is a member of PJM Interconnection to whom you sell capacity, energy, and ancillary services. Please enhance your disclosure and provide the material terms of any agreement you may have with PJM.
27. Furthermore, we note your power-generating reclamation facility is under dispatch control of PJM, and you are required to supply power to PJM, diverting capacity away from your mining operations. Please explain to us your consideration whether any agreement with
         PJM qualifies as a lease. Refer to authoritative guidance in your response.
28. In regard to your cryptocurrency hosting revenues, we note that you provide power to third party cryptocurrency mining customers under favorable Power Purchase Agreement
         (   PPA   ) agreements. Please provide the following:
             disclose the general terms and conditions of the PPAs,
             clarify that the sole nature of the hosting service is to provide electrical power to cryptocurrency mining customers,
             tell us your consideration of lease accounting, and
             discuss the prevalence of collecting monthly fees in the form of crypto assets and quantify if material.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory     A. Beard
            Digital Mining, Inc.
Comapany
June 9, 2021NameStronghold Digital Mining, Inc.
June 9,
Page 6 2021 Page 6
FirstName LastName
29. In regard to cryptocurrency mining, we note you are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives, with revenues measured based on the amount of crypto assets received and the crypto assets fair value at the time of the transaction. Please revise and provide the following:
             clarify how you calculate or verify your proportion of the contributed computing power resulting in a fractional share of cryptocurrency,
             explain if you typically hold these crypto assets or convert them into fiat currency after receipt, and
             discuss how you manage the fair value risk associated with crypto assets received.
Segment Reporting, page F-15

30. We note your disclosure of revenues and assets by segment. Please also disclose a measure of profit or loss for each reportable segment as well as expenditures for long-
         lived assets for each segment. The total of the reportable segments measures of profit or loss should be reconciled to your consolidated income before income taxes, extraordinary items, and discontinued operations. See guidance in ASC 280-10-50-22 through ASC 280-
         10-50-25 and ASC 280-10-50-30.
Note 4. Property and Equipment, page F-16

31. Please revise to separately disclose the estimated useful life of each significant class of property and equipment.
General

32. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3379 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Shelley Barber